United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period ending 1 April 2022

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

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27 April 2022

COCA-COLA EUROPACIFIC PARTNERS

Trading Update for the First-Quarter ended 1 April 2022 & Interim Dividend Declaration

Strong start to the year, reaffirming FY22 profit guidance despite accelerating inflationary pressures

Q1 2022				Change vs 2021				Change vs 2021 (Pro forma)
	Revenue	Volume (UC)[1]	Revenue per UC[1]	Comparable[2] Volume	Revenue per UC[1],[5]	FXN[2] revenue	Revenue	Pro forma comparable volume[3]	Pro forma revenue per UC[1],[3]	Pro forma FXN revenue[3]	Pro forma revenue[3]
Europe	€2,805m	562m	€4.94	16.5%	5.0%	21.0%	22.5%	16.5%	5.0%	21.0%	22.5%
API	€904m	178m	€4.96					13.5%	(0.5)%	11.0%	13.5%
CCEP	€3,709m	740m	€4.95	53.5%	5.5%	59.5%	62.0%	16.0%	3.5%	18.5%	20.0%

Damian Gammell, Chief Executive Officer, said:

“We have had a fantastic start to the year, delivering strong top-line growth and value share gains[4]. A huge thank you to all our colleagues. Our thoughts are also with those affected by the conflict and suffering in Ukraine. We join others across the world in calling for a return to peace.

“Together with The Coca-Cola Company and our other brand partners, our relentless focus on our core brands, solid in-market execution and driving price and mix delivered both volume and revenue ahead of 2019. Volume improved strongly as consumers enjoyed the continued reopening of the away from home channel, with resilient demand in the home channel and a record start to our biggest ever activation in Indonesia during Ramadan.

“We remain well placed over 2022 and beyond. Our aim is to be smart and sustainable – through our people centric, data driven and digitally enabled approach. Disciplined investment in these areas, as well as in our portfolio, will support our long-term growth ambitions. And all done sustainably. We are pleased to again be recognised amongst the Financial Times-Statista list of Europe's Climate Leaders as we continue to make progress on our ambition to reach net zero emissions by 2040.

“In the near-term, whilst we expect to see further volume and mix recovery, we are mindful of a more uncertain outlook given accelerating inflationary pressures. So, we continue to manage our key levers of pricing, promotional spend and efficiencies across our business. Focused on driving operating profit and cash, we are reaffirming our comparable operating profit growth of 6 to 9%, and guiding to delivering strong free cash flow of at least €1.5 billion in FY22. These commitments, combined with today’s interim dividend declaration demonstrate the strength and resilience of our business, as well as our ability to deliver continued shareholder value.”

Note: All footnotes included after the ‘About CCEP’ section

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Q1 HIGHLIGHTS[2],[3]
Revenue
Q1 Reported +62.0%; Q1 Pro forma +18.5%[5]

•Reported growth, in addition to the drivers below, reflects the acquisition of Coca-Cola Amatil (completed 10 May 2021)
•NARTD YTD value share gains[4] across measured channels both in store (+10bps) & online (+20bps)
•Pro forma comparable volume +16.0%[6] (+3.5% vs 2019) driven by the reopening of the away from home (AFH) channel in Europe, solid trading in API, a great start to Ramadan in Indonesia & soft comparables (Q1 2021 volume -8.5% vs 2020)
◦Strong AFH pro forma comparable volume: +40.0%[6] (-1.5% vs 2019) reflecting the reopening of HoReCa[7] across Europe (+56.0% vs 2021) & recovery of immediate consumption (IC) packs (+52.0% vs 2021)
◦Resilient Home pro forma comparable volume: +4.0%[6] (+7.0% vs 2019) driven by solid in-market execution
•Recent trading reflects the continued recovery of the AFH channel across our markets & our biggest ever Ramadan activation
•Pro forma revenue per unit case +3.5%[1],[5] (+4.5%[8] vs 2019) reflecting positive pack & channel mix led by the recovery of AFH, alongside favourable price across all markets

Dividend
•Declaring first-half interim dividend per share of €0.56, calculated as 40% of the FY21 dividend, with the second-half interim dividend to be paid with reference to the current year annualised total dividend payout ratio of approximately 50%

Other
•API integration well advanced; previously announced plans to enable greater focus on NARTD, RTD alcohol & Spirits remain on track, including the sale of NARTD own brands to The Coca-Cola Company. The exit of Australia beer & apple cider products will conclude by the end of the first half, however CCEP will retain ownership of the standalone Feral craft brewery
•Innovation highlights: new What the Fanta Pink & Monster flavour extensions (including Monster Ultra Watermelon & Gold)
•Sustainability highlights:
◦recognised, for the second time, in the Financial Times-Statista list of Europe’s Climate Leaders
◦third manufacturing site certified carbon neutral (Belgium)
◦switched to using bio-fuel across our entire third party logistics fleet in the Netherlands

FY22 GUIDANCE[2],[3]

The outlook for FY22 reflects current market conditions. Guidance is on a pro forma comparable & Fx-neutral basis.

Revenue: pro forma comparable growth of 8-10% (previously 6-8%)

•Weighted towards volume growth over price/mix reflecting continued recovery of the AFH channel

Cost of sales per unit case: pro forma comparable growth of ~7% (previously ~5%)

•Stronger volume recovery supporting favourable overhead absorption
•Commodity inflation expected to be in the high-teen range (previously high single-digit)
•FY22 hedge coverage at ~71%

Operating profit: pro forma comparable growth of 6-9% (unchanged)

•Remain on track to deliver our previously announced efficiency savings & API combination benefits & continued focus on optimising our discretionary spend

Comparable effective tax rate: c.22-23% (unchanged)

Dividend payout ratio: c.50%[9]

Free cash flow: at least €1.5bn (new)

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First-Quarter Revenue Performance by Geography[2]
All values are unaudited and all references to volumes are on a comparable basis

	Q1
			Fx-neutral
	€ million	% change	% change
Great Britain	658	32.0%	26.5%
France[11]	463	12.5%	12.5%
Germany	560	20.0%	20.0%
Iberia[12]	543	29.5%	29.5%
Northern Europe[13]	581	17.0%	16.5%
Total Europe	2,805	22.5%	21.0%
API[10] (Pro forma)[3]	904	13.5%	11.0%
Total CCEP (Pro forma)[3]	3,709	20.0%	18.5%

API
•Volume growth reflects solid trading in Australia & New Zealand, despite cycling tough comparables, fewer restrictions & Ramadan buy-in in Indonesia. Strong performance in both the AFH and Home channels, with volume growth ahead of 2019.
•Coca-Cola No Sugar continued to outperform in Australia & Monster volumes grew in all markets.
•Revenue/UC[14] broadly flat given the volume outperformance of Indonesia. Each market delivered solid price/mix with strong improvement in Australia driven by promotional optimisation.

France
•Volume growth reflects recovery of the AFH channel, ahead of 2019, & soft comparables from cycling tough restrictions last year. Solid performance in the Home channel.
•Coca-Cola Zero Sugar, Fuze Tea & Monster outperformed, with volume ahead of 2019.
•Revenue/UC[14] growth driven by AFH channel rebound and acceleration of small packs in the Home channel.

Germany
•Volume growth reflects recovery of the AFH channel as restrictions eased throughout the quarter & soft comparables. Continued strong performance in the Home channel also supported volume growth.
•Coca-Cola Zero Sugar, Fuze Tea & Monster outperformed, with volume ahead of 2019.
•Revenue/UC[14] growth driven by positive brand & pack mix from the recovery of the AFH channel e.g. small glass +64.0%, alongside favourable underlying price.

Great Britain
•Volume growth reflects strong recovery of the AFH channel, ahead of 2019, & soft comparables from cycling tough restrictions last year. Solid performance in the Home channel.
•Coca-Cola®, Fanta, Sprite & Monster volumes all ahead of 2019.
•Revenue/UC[14] growth driven by positive customer & brand mix from the AFH channel rebound, promotional optimisation & favourable underlying price.

Iberia
•Volume growth reflects recovery of the AFH channel & soft comparables from cycling tough restrictions on HoReCa[7] last year. The increased Spanish VAT rate continued to impact volume within the Home channel.
•Coca-Cola Zero Sugar & Monster volumes both ahead of 2019.
•Revenue/UC[14] growth driven by positive pack & channel mix led by the on-going recovery of the AFH channel & favourable underlying price.

Northern Europe
•Volume growth reflects recovery of the AFH channel as restrictions eased towards the end of the quarter & soft comparables. Solid trading in March & increased mobility supported overall volume growth ahead of 2019.
•Coca-Cola Zero Sugar, Fanta & Monster all outperformed, with volume ahead of 2019.
•Revenue/UC[14] growth driven by positive brand & pack mix from the recovery of the AFH channel e.g. small glass +376%, alongside favourable underlying price.

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First-Quarter Pro Forma Volume Performance by Category[2],[3],[6]
All values are unaudited and all references to volumes are on a comparable basis

	Q1
	% of Total	% Change
Sparkling	84.5%	15.0%
Coca-Cola®	58.0%	12.5%
Flavours, Mixers & Energy	26.5%	21.0%
Stills	15.5%	20.0%
Hydration	8.0%	20.0%
RTD Tea, RTD Coffee, Juices & Other[15]	7.5%	20.0%
Total	100.0%	16.0%

Coca-Cola®
•Original Taste +13.5%; Lights +11.0% driven by the reopening of the AFH channel & continued solid performance of the reformulated & rebranded Coca-Cola Zero Sugar (+12.5%)
•Coca-Cola Zero Sugar in growth vs 2019 (+22.0%)
•GB outperformed with growth in Original Taste, Zero Sugar & Diet Coke vs 2019

Flavours, Mixers & Energy
•Fanta +27.0% & Sprite +26.5% driven by the reopening of the AFH channel
•Continuing trends in Energy, with strong growth: +19.0% vs 2021 & +72.5% vs 2019. Growth led by Monster, reflecting exciting innovation & solid in-market execution

Hydration
•Water +17.0% reflecting increased mobility & the reopening of the AFH channel
•Water in decline vs 2019 (-28.5%), partially offset by Sports (+8.0%)
•Sparkling Water continued to deliver solid growth in Australia (+17.5% vs 2021; +47.5% vs 2019) driven by multi-pack can formats & flavour innovation in the Home channel

RTD Tea, RTD Coffee, Juices & Other[15]
•Juice drinks +19.0% driven by increased mobility & solid growth in Capri-Sun (+20.0% vs 2019)
•Fuze Tea in growth vs 2019 (+42.5%[16]) & continuing to grow value share in Europe[4],[16]
•Alcohol delivered strong growth in Australia (+14.5% vs 2021 & +21.0% vs 2019) driven by RTD Alcohol

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Conference Call
•27 April 2022 at 12:00 BST, 13:00 CEST & 7:00 a.m. EDT; accessible via www.cocacolaep.com
•Replay & transcript will be available at www.cocacolaep.com as soon as possible

Dividend
•The CCEP Board of Directors declared a first-half interim dividend of €0.56 per share
•The interim dividend is payable 26 May 2022 to those shareholders of record on 13 May 2022
•CCEP will pay the interim dividend in euros to holders of shares on Euronext Amsterdam, the Spanish Stock Exchanges & London Stock Exchange
•Other publicly held shares will be converted into an equivalent US dollar amount using exchange rates issued by WM/Reuters taken at 16:00 BST on 27 April 2022. This translated amount will be posted on our website here: https://ir.cocacolaep.com/shareholder-information-and-tools/dividends

Financial Calendar
•H1 2022 Results: 4 August 2022
•Q3 2022 Trading update: 2 November 2022, Investor event: 2-3 November 2022

Contacts

Investor Relations
Sarah Willett	Joe Collins	Claire Copps
+44 7970 145 218	+44 7583 903 560	+44 7980 775 889

Media Relations
Shanna Wendt	Nick Carter
+44 7976 595 168	+44 7976 595 275

About CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving 600 million consumers and helping 1.75 million customers across 29 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, the NASDAQ Global Select Market, London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on Twitter at @CocaColaEP.
___________________

1.A unit case equals approximately 5.678 litres or 24 8-ounce servings
2.Refer to ‘Note Regarding the Presentation of Pro forma financial information and Alternative Performance Measures’ for further details and to ‘Supplementary Financial Information’ for a reconciliation of reported to comparable and reported to pro forma comparable results; Change percentages against prior year equivalent period unless stated otherwise
3.Comparative pro forma figures as if the acquisition of Coca-Cola Amatil Limited occurred at 1 January 2021 presented for illustrative purposes only, it is not intended to estimate or predict future financial performance or what actual results would have been. Acquisition completed on 10 May 2021. Prepared on a basis consistent with CCEP accounting policies for the period 1 January to 10 May 2021. Refer to ‘Note Regarding the Presentation of Pro forma financial information and Alternative Performance Measures’ for further details
4.Combined NARTD (non-alcoholic ready to drink) NielsenIQ Global Track YTD data for BE, DE, ES, FR, NL, NO, PT & SE to 03.Apr.22; GB to 02.Apr.22; NZ to 27.Mar.22; IND to 13.Mar.22; NARTD IRI data for AUS to 03.Apr.22. Online Data is for available markets YTD GB to 27.Mar.22 (Retailer data) + 02.Apr.22 (NielsenIQ), ES, FR, NL & SE to 03.Apr.22 (NielsenIQ), AUS to 03.Apr.22 (Retailer Data)
5.Comparable & Fx-neutral
6.Adjusted for 1 less selling day in Q1; CCEP Q1 pro forma volume +14.0%
7.HoReCa = Hotels, Restaurants & Cafes
8.Management’s best estimate
9.Dividends subject to Board approval
10.Includes Australia, New Zealand & the Pacific Islands, Indonesia & Papua New Guinea
11.Includes France & Monaco
12.Includes Spain, Portugal & Andorra
13.Includes Belgium, Luxembourg, the Netherlands, Norway, Sweden & Iceland
14.Revenue per unit case
15.RTD refers to ready to drink; Other includes Alcohol & Coffee
16.Europe only

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Forward-Looking Statements
This document contains statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, strategy and objectives of Coca-Cola Europacific Partners plc and its subsidiaries (together CCEP or the Group). Generally, the words “ambition”, “target”, “aim”, “believe”, “expect”, “intend”, “estimate”, “anticipate”, “project”, “plan”, “seek”, “may”, “could”, “would”, “should”, “might”, “will”, “forecast”, “outlook”, “guidance”, “possible”, “potential”, “predict”, “objective” and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s historical experience and present expectations or projections, including with respect to the acquisition of Coca-Cola Amatil Limited and its subsidiaries (together “CCL” or “API”) completed on 10 May 2021 (the “Acquisition”). As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks include but are not limited to:

1. those set forth in the “Risk Factors” section of CCEP’s 2021 Annual Report on Form 20-F filed with the SEC on 15 March 2022;

2. those set forth in the "Business and Sustainability Risks" section of CCL's 2020 Financial and Statutory Reports; and

3. risks and uncertainties relating to the Acquisition, including the risk that the businesses will not be integrated successfully or such integration may be more difficult, time consuming or costly than expected, which could result in additional demands on CCEP’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns; the possibility that certain assumptions with respect to API or the Acquisition could prove to be inaccurate; burdensome conditions imposed in connection with any regulatory approvals; ability to raise financing; the potential that the Acquisition may involve unexpected liabilities for which there is no indemnity; the potential failure to retain key employees as a result of the Acquisition or during integration of the businesses and disruptions resulting from the Acquisition, making it more difficult to maintain business relationships; the potential for (i) negative reaction from financial markets, customers, regulators, employees and other stakeholders, (ii) litigation related to the Acquisition.

The full extent to which COVID-19 will negatively affect CCEP and the results of its operations, financial condition and cash flows will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic.

Due to these risks, CCEP’s actual future results, dividend payments, capital and leverage ratios, growth, including growth in revenue, cost of sales per unit case and operating profit, free cash flow, market share, tax rate, efficiency savings, achievement of sustainability goals, including net zero emissions, and the results of the integration of the businesses following the Acquisition, including expected efficiency and combination savings, may differ materially from the plans, goals, expectations and guidance set out in forward-looking statements (including those issued by CCL prior to the Acquisition). These risks may also adversely affect CCEP’s share price. Additional risks that may impact CCEP’s future financial condition and performance are identified in filings with the SEC which are available on the SEC’s website at www.sec.gov. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. Furthermore, CCEP assumes no responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s or CCL’s public statements (whether prior or subsequent to the Acquisition) may prove to be incorrect.

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Note Regarding the Presentation of Pro forma financial information and Alternative Performance Measures
Pro forma financial information
Pro forma financial information has been provided in order to illustrate the effects of the acquisition of Coca-Cola Amatil Limited (referred to as CCL pre acquisition, API post acquisition) on the results of operations of CCEP and allow for greater comparability of the results of the combined group between periods. The pro forma financial information has been prepared for illustrative purposes only and because of its nature, addresses a hypothetical situation. It is based on information and assumptions that CCEP believes are reasonable. For further information, refer to our 2021 Annual Report on Form 20-F filed with the SEC on 15 March 2022, which provides further details on our non-GAAP performance measures and reconciles, where applicable, our results as reported under IFRS to Pro forma financial information and non-GAAP performance measures.
The Pro forma financial information presented in this document reflects the inclusion of API revenue as if the acquisition had occurred at the beginning of the period presented and prepared on a basis consistent with CCEP accounting policies.

The pro forma financial information does not intend to represent what CCEP’s results of operations actually would have been if the acquisition had been completed on the dates indicated, nor does it intend to represent, predict or estimate the results of operations for any future period or financial position at any future date. In addition, it does not reflect ongoing cost savings that CCEP expects to achieve as a result of the acquisition or the costs necessary to achieve these cost savings or synergies. As pro forma information is prepared to illustrate retrospectively the effects of future transactions, there are limitations that are inherent to the nature of pro forma information. As such, had the acquisition taken place on the dates assumed, the actual effects would not necessarily have been the same as those presented in the Pro Forma financial information contained herein.

Alternative Performance Measures
We use certain alternative performance measures (non-GAAP performance measures) to make financial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable GAAP measures.
For purposes of this document, the following terms are defined:
‘‘As reported’’ are results extracted from our consolidated financial statements.
‘‘Pro forma’’ includes the results of CCEP and API as if the Acquisition had occurred at the beginning of the period presented, including acquisition accounting adjustments relating to provisional fair values. Pro forma also includes impact of the additional debt financing costs incurred by CCEP in connection with the Acquisition for all periods presented.
"Comparable’’ is defined as results excluding items impacting comparability, which include restructuring charges, acquisition and integration related costs, inventory fair value step up related to acquisition accounting, the impact of the closure of the GB defined benefit pension scheme, net costs related to European flooding and net tax items relating to rate and law changes. Comparable volume is also adjusted for selling days.
‘‘Pro forma Comparable’’ is defined as the pro forma results excluding items impacting comparability, as described above.
‘‘Fx-neutral’’ is defined as period results excluding the impact of foreign exchange rate changes. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates.
‘‘Free cash flow’’ is defined as net cash flows from operating activities less capital expenditures (as defined above) and interest paid. Free cash flow is used as a measure of the Group’s cash generation from operating activities, taking into account investments in property, plant and equipment and non-discretionary lease and interest payments. Free cash flow is not intended to represent residual cash flow available for discretionary expenditures.
‘‘Dividend payout ratio’’ is defined as dividends as a proportion of comparable profit after tax.
Additionally, within this document, we provide certain forward-looking non-GAAP financial Information, which management uses for planning and measuring performance. We are not able to reconcile forward-looking non-GAAP measures to reported measures without unreasonable efforts because it is not possible to predict with a reasonable degree of certainty the actual impact or exact timing of items that may impact comparability throughout year.
Unless otherwise stated, percent amounts are rounded to the nearest 0.5%.

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Supplemental Financial Information - Revenue - Reported to Pro forma Comparable
Revenue

Pro forma Revenue CCEP In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	First-Quarter Ended
	1 April 2022	2 April 2021	% Change
As reported and comparable	3,709	2,293	62.0%
Add: Pro forma adjustments[1]	n/a	797	n/a
Pro forma Comparable	3,709	3,090	20.0%
Adjust: Impact of fx changes	(49)	n/a	n/a
Pro forma Comparable and fx-neutral	3,660	3,090	18.5%

Pro forma Revenue per unit case	4.95	4.77	3.5%

Pro forma Revenue API In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	First-Quarter Ended
	1 April 2022	2 April 2021	% Change
As reported and comparable	904	—	n/a
Add: Pro forma adjustments[1]	n/a	797	n/a
Pro forma Comparable	904	797	13.5%
Adjust: Impact of fx changes	(21)	n/a	n/a
Pro forma Comparable and fx-neutral	883	797	11.0%

Pro forma Revenue per unit case	4.96	5.00	(0.5)%
[1] The Pro forma financial information for 2021 reflects the inclusion of API revenue as if the acquisition had occurred at the beginning of the period presented and prepared on a basis consistent with CCEP accounting policies.

Volume

Comparable Volume - Selling Day Shift CCEP In millions of unit cases, prior period volume recast using current year selling days	First-Quarter Ended
	1 April 2022	2 April 2021	% Change
Volume	740	489	51.5%
Impact of selling day shift	n/a	(7)	n/a
Comparable volume - Selling Day Shift adjusted	740	482	53.5%
Pro forma impact[1]	—	157	n/a
Pro forma comparable volume	740	639	16.0%

Comparable Volume - Selling Day Shift API In millions of unit cases, prior period volume recast using current year selling days	First-Quarter Ended
	1 April 2022	2 April 2021	% Change
Volume	178	—	n/a
Impact of selling day shift	n/a	—	n/a
Comparable volume - Selling Day Shift adjusted	178	—	n/a
Pro forma impact[1]	—	157	n/a
Pro forma comparable volume	178	157	13.5%
[1] API volume for the quarter ended 2 April 2021 is 160 million unit cases. Including the impact of the Q1 selling day shift (3 million unit cases), comparable API volume is 157 million unit cases.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorised.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: April 27, 2022	By:	/s/ Manik Jhangiani
	Name:	Manik Jhangiani
	Title:	Chief Financial Officer